UBS Securities LLC
299 Park Avenue
New York, NY 10171, U.S.A.

BMO Nesbitt Burns Inc.
100 King Street West
1 First Canadian Place
Toronto, ON M5X 1H3, Canada

October 7, 2010

Re:	Atlantic Power Corporation Registration Statement on Form S-1, File No. 333-168855

Scott Anderegg

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Anderegg,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several participating underwriters, wish to advise you that copies of the Preliminary Prospectus to be dated October 13, 2010 will be distributed in the approximate numbers as follows:

Institutional and Retail Investors	2,355
Dealers, Underwriters and Others	510
Total	2,865

We will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Atlantic Power Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Daylight Time on October 13, 2010, or as soon thereafter as practicable.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Maheen Baig
Name: Maheen Baig
Title: Executive Director

By:	/s/ Jim M. Metcalfe
Name: Jim M. Metcalfe
Title: Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Steven A. Braun
Name: Steven A. Braun
Title: Director

As representatives of the several participating underwriters.